ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

October 18, 2016

VIA EDGAR TRANSMISSION

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:
ETF Series Solutions (the “Trust”)
American Customer Satisfaction Index ETF (the “Fund”)
Post-Effective Amendment No. 119 to Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-179562 and 811-22668

Dear Ms. O’Neal-Johnson:

This correspondence responds to comments we received from you on October 14, 2016 with respect to the Amendment and the Fund.  For your convenience, your comments have been reproduced with responses following each comment.

Comment 1.	Please revise the Fund’s name, such as by adding “Investable” before “Index” to avoid confusion with the American Customer Satisfaction Index, which is different than the Fund’s underlying index.

Response:	The Fund’s name has been changed to the “American Customer Satisfaction Core Alpha ETF”. Additionally, the Fund’s Prospectus and the website for the American Customer Satisfaction Index have been revised to clarify that the American Customer Satisfaction Index is not a portfolio of securities and is not an investment product. The Trust notes that the website of the American Customer Satisfaction Index is not the Fund’s website and consequently, such disclosure is not controlled by the Fund and may be changed without notice to the Fund. The revised strategy disclosure can be found in the attached Appendix A. The disclosure added to the website of the American Customer Satisfaction Index to clarify the differences between the Index and the American Customer Satisfaction Index can be found in the attached Appendix B.

Comment 2.	Please provide the rules applicable to determining the specific ETFs used in the Index for sector exposure.

Response:	The Index rule regarding ETF selection is as follows:

In the event the Index allocates weight to one or more ETFs, the Index will utilize the applicable Select Sector SPDR ETF (tickers XLE, XLU, XLK, XLB, XLP, XLY, XLI, XLV, XLFS, and XLRE) that corresponds to the sector called for by the Index rules. In the event shares of the applicable Select Sector SPDR ETF are not available for purchase, the Index will utilize the applicable iShares sector ETF (tickers IYW, IYH, IYG, IYE, IYC, IYJ, IDU IYK, IYM, and IYR).

Comment 3.	Please provide information on the composition of the “ACSI Stock Portfolio” presented on the website of the American Customer Satisfaction Index, LLC, and how it compares with the Index constituents.

Response:	The above-referenced portfolio is an individually-managed, discretionary, long/short portfolio of the founder of the American Customer Satisfaction Index, which is managed largely based on the data underlying the American Customer Satisfaction Index (i.e., while security selections are made using data from the American Customer Satisfaction Index, other decisions, such as weighting, transaction timing, and number of holdings, are made at the discretion of the account owner).

* * *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President and Secretary

Appendix A

Principal Investment Strategy
The Fund uses a “passive management” (or indexing) approach to track the performance, before fees and expenses, of the Index. The Index is based on a proprietary methodology developed by the Fund’s investment adviser and index provider (the “Adviser”), in partnership with the American Customer Satisfaction Index, LLC ~~(“ACSI”),~~ an affiliate of the Adviser and owner/publisher of the leading national cross-industry measure of customer satisfaction. ~~ACSI surveys~~ (the “Customer Satisfaction Data”). Calculation of the Customer Satisfaction Data incorporates surveys of more than 70,000 household customers each year to identify trends in customer satisfaction and provide benchmarking insights for companies, industry trade associations, and government agencies.
American Customer Satisfaction Investable Index
The Index uses an objective, rules-based methodology to measure the performance of (i) large capitalization U.S.-listed companies whose customers have been surveyed and who have been assigned a customer satisfaction score ~~by ACSI~~ as part of the Customer Satisfaction Data (collectively, “ACSI Companies”) and (ii) U.S. sector-specific exchange-traded funds (“ETFs”) used by the Index to supplement its exposure to sectors for which there are too few ACSI Companies to achieve the target sector weights at the time of each rebalance. The Index is sector-weighted to reflect the overall U.S. large cap market, and security-weighted based on ~~ACSI customer satisfaction data~~ the Customer Satisfaction Data, subject to the constraints described below.
Construction of the Index begins with over 300 ACSI Companies across 43 industries and 10 economic sectors. The initial universe is then screened to eliminate companies whose stock is not principally listed on a U.S. exchange or does not meet minimum liquidity requirements, or for which the ~~ACSI data~~ the Customer Satisfaction Data is statistically insignificant. The remaining companies are included in the Index (the “Index Companies”).
At the time of each rebalance of the Index, the weight of each Index Company within a sector is based on its ACSI Score (described below) in proportion to the other ACSI Companies, subject to a maximum of 5%. Additionally, any Index Company with an ACSI ~~s~~Score in the 3rd quartile of ACSI ~~s~~Scores for the applicable sector will be subject to a maximum weight of 3%, and any Index Company with an ACSI ~~s~~Score in the 4th (bottom) quartile of ACSI ~~s~~Scores for the applicable sector will be subject to a maximum weight of 1%. Unallocated Index weight resulting from such constraints is re-allocated equally to the remaining companies in the applicable sector, subject to the above constraints.
~~ACSI calculates a~~ A company’s ACSI Score is calculated by utilizing a proprietary model to evaluate customers’ ~~ACSI survey data~~  Customer Satisfaction Data based on questions that measure the following facets of satisfaction with a product or service:
Customer Expectations
Customer expectations is a measure of the customer’s anticipation of the quality of a company’s products or services. Expectations represent both prior consumption experience, which includes some nonexperiential information like advertising and word-of-mouth, and a forecast of the company’s ability to deliver quality in the future.

Perceived Quality
Perceived quality is a measure of the customer’s evaluation via recent consumption experience of the quality of a company’s products or services. Quality is measured in terms of both customization, which is the degree to which a product or service meets the customer’s individual needs, and reliability, which is the frequency with which things go wrong with the product or service.

Perceived Value
Perceived value is a measure of quality relative to price paid. Although price (value for money) is often very important to the customer’s first purchase, it usually has a somewhat smaller impact on satisfaction for repeat purchases.

At the time of each rebalance of the Index, the Index weight is allocated to each economic sector based on the aggregate number of the Index Companies in each sector relative to that of each other sector, provided that such weights will be adjusted upward or downward if necessary to be within 10% of the weight of such sector in the overall U.S. large cap market. For example, if the unadjusted Index weight for a sector is 9%, but the weight of the sector in the overall U.S. large cap market is 25%, the Index sector weight will be increased by 6% to 15% in total. If the unadjusted Index weight for a sector is 39%, but the weight of the sector in the overall U.S. large cap market is 25%, the Index sector weight will be decreased by 4% to 35% in total. Unallocated Index weight resulting from such downward adjustments is re-allocated first equally to sectors requiring an upward weight adjustment and then equally to all sectors to the extent they stay within the above constraints.

If, at the time of a rebalance of the Index, the aggregate weight of the Index Companies in a particular sector is insufficient to achieve the target sector weight due to the individual security constraints described above, the Index will include an allocation to a sector-specific ETF to supplement the sector exposure, as needed.
Additionally, at the time of each rebalance, the Index weight for sectors having fewer than five Index Companies will include an allocation to a sector-specific ETF, as follows: sectors with four or five Index Companies will allocate 50% to sector-specific ETFs, sectors with one to three Index Companies will allocate 66.7% to sector-specific ETFs, and sectors with zero Index Companies will allocate 100% to sector-specific ETFs. The specific ETFs utilized by the Index are determined based on a combination of factors including their liquidity, fees and expenses, and ability to closely track an index representing the applicable sector of the U.S. equity market.

The Index is rebalanced and reconstituted on a quarterly basis after market close on the 10th trading day of each January, April, July, and October. The data used to compute each ACSI Company’s score is updated ~~by~~ based on the ~~ACSI~~ Customer Satisfaction Data on a rolling basis, no less often than quarterly, with new data replacing earlier data collected in the same period of the previous year.
The Index was developed by the Adviser in 2016 in anticipation of the commencement of operations of the Fund.
The Fund’s Investment Strategy
The Fund attempts to invest all, or substantially all, of its assets in the component securities that make up the Index. Under normal circumstances, at least 80% of the Fund’s total assets (exclusive of any collateral held from securities lending) will be invested in the component securities of the Index. The Adviser expects that, over time, the correlation between the Fund’s performance and that of the Index, before fees and expenses, will be 95% or better.
The Fund will generally use a “replication” strategy to achieve its investment objective, meaning it generally will invest in all of the component securities of the Index. However, the Fund may use a “representative sampling” strategy, meaning it may invest in a sample of the securities in the Index whose risk, return and other characteristics closely resemble the risk, return and other characteristics of the Index as a whole, when the Adviser believes it is in the best interests of the Fund (e.g., when replicating the Index involves practical difficulties or substantial costs, an Index constituent becomes temporarily illiquid, unavailable, or less liquid, or as a result of legal restrictions or limitations that apply to the Fund but not to the Index).
The Fund generally may invest up to 20% of its total assets (exclusive of any collateral held from securities lending) in securities or other investments not included in the Index, but which the Adviser believes will help the Fund track the Index. For example, the Fund may invest in securities that are not components of the Index to reflect various corporate actions and other changes to the Index (such as reconstitutions, additions, and deletions).
To the extent the Index concentrates (i.e., holds more than 25% of its total assets) in the securities of a particular industry or group of related industries, the Fund will concentrate its investments to approximately the same extent as the Index.

Appendix B

The following charts depict the actual performance, before fees and expenses, of an actively-managed long/short portfolio of stocks that are selected based on ACSI score data (the “Long/Short Portfolio”). The Long/Short Portfolio reflects investment decisions guided by ACSI data used to identify companies with the highest ACSI scores (for long positions) and lowest ACSI scores (for short positions). The Long/Short Portfolio does not reflect the performance of all companies scored by the ACSI.

[charts omitted]

The preceding information is an indication of the performance of one account and is not an offer to purchase any security or investment product. The ACSI does not recommend the purchase or sale of securities issued by companies scored by the ACSI. Although the information is based on the actual performance of the Long/Short Portfolio, the Long/Short Portfolio companies were selected according to the manager’s discretion and not a rules-based investment model. The performance of other accounts based on ACSI score data may vary materially, and the Long/Short Portfolio’s performance should not be considered an indication of future results. If the Long/Short Portfolio’s performance reflected the fees and expenses of managing the Long/Short Portfolio, including expenses associated with the Long/Short Portfolio’s short positions, performance would have been lower. The Long/Short Portfolio reflects the short sales of certain securities, which may pose significant risks, including that losses from such securities sold short may exceed the original amount invested in such securities.

Source: http://theacsi.org/national-economic-indicator/financial-indicator